UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________________________

SCHEDULE 13G
(Amendment No. )*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

_____________________________________

Varagon Capital Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

92212L104
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

_____________________________________

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Varagon Capital Partners, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 283,963.4876
	6.	Shared Voting Power 12,984,825.4473
	7.	Sole Dispositive Power 283,963.4876
	8.	Shared Dispositive Power 12,984,825.4473
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,271,788.9349
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 31.98%(1)
12.	Type of Reporting Person (See Instructions) PN

(1) Calculated based on 41,490,641.5761 shares of Common Stock outstanding as of December 31, 2022 based on information received from the Issuer.

1.	Names of Reporting Persons Varagon Professionals Fund, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 61,905.0000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 61,905.0000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 61,905.0000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.15%(1)
12.	Type of Reporting Person (See Instructions) PN

(1) Calculated based on 41,490,641.5761 shares of Common Stock outstanding as of December 31, 2022 based on information received from the Issuer.

1.	Names of Reporting Persons VCBD Feeder I, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 9,629,814.4734
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 9,629,814.4734
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,629,814.4734
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 23.21%(1)
12.	Type of Reporting Person (See Instructions) PN

(1) Calculated based on 41,490,641.5761 shares of Common Stock outstanding as of December 31, 2022 based on information received from the Issuer.

1.	Names of Reporting Persons VCBD Feeder II, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,081,540.9142
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,081,540.9142
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,081,540.9142
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.43%(1)
12.	Type of Reporting Person (See Instructions) PN

(1) Calculated based on 41,490,641.5761 shares of Common Stock outstanding as of December 31, 2022 based on information received from the Issuer.

1.	Names of Reporting Persons VCC Professionals Fund, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 211,565.0597
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 211,565.0597
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 211,565.0597
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.51%(1)
12.	Type of Reporting Person (See Instructions) PN

(1) Calculated based on 41,490,641.5761 shares of Common Stock outstanding as of December 31, 2022 based on information received from the Issuer.

Item 1(a).	Name of Issuer:
Varagon Capital Corporation (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
151 West 42nd Street, 53rd Floor New York, NY 10036
Item 2(a).	Names of Persons Filing:

This statement is filed by the entities and persons listed below, each of whom is referred to herein as a “Reporting Person” and together as the “Reporting Persons”:

1.
Varagon Capital Partners, L.P.
2.
Varagon Professionals Fund, L.P.
3.
VCBD Feeder I, LLC
4.
VCBD Feeder II, LLC
5.
VCC Professionals Fund, L.P.

Item 2(b).	Address of the Principal Business Office or, if None, Residence:
For all Reporting Persons: 151 West 42nd Street, 53rd Floor New York, NY 10036
Item 2(c).	Citizenship:
See responses to Item 4 on each cover page.
Item 2(d).	Title of Class of Securities:
Common Stock, $0.01 par value
Item 2(e).	CUSIP Number:
N/A
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):
Not Applicable.
Item 4.

Ownership.

(a)
Amount beneficially owned:
(b)
Percent of Class:
(c)
Number of shares as to which the Reporting Person has:

See response to Item 9 on each cover page.

See response to Item 11 on each cover page

(i)
Sole power to vote or to direct the vote:
(ii)
Shared power to vote or to direct the vote:
(iii)
Sole power to dispose or to direct the disposition of:
(iv)
Shared power to dispose or to direct the disposition of:

                             See responses to Item 5 on each cover page.

See responses to Item 6 on each cover page.

                             See responses to Item 7 on each cover page.

See responses to Item 8 on each cover page.

Varagon Professionals Fund, L.P. directly holds 61,905.0000 shares of Common Stock.

VCBD Feeder I, LLC directly holds 9,629,814.4734 shares of Common Stock.

VCBD Feeder II, LLC directly holds 3,081,540.9142 shares of Common Stock.

VCC Professionals Fund, L.P. directly holds 211,565.0597 shares of Common Stock.

Varagon Capital Partners, L.P. is a registered investment adviser and the investment manager of each of Varagon Professionals Fund, L.P., VCBD Feeder I, LLC, VCBD Feeder II, LLC and VCC Professionals Fund, L.P. (the “Funds”). Accordingly, Varagon Capital Partners, L.P. may be deemed to have beneficial ownership over the 13,271,789 shares of Common Stock held by the Funds, constituting 31.09% of the Issuer’s outstanding Common Stock. Investment and voting decisions with respect to such shares of Common Stock are made by the investment committee of Varagon Capital Partners, L.P. and all members of such committee disclaim beneficial ownership of the reported securities.

All calculations of percentage ownership that are reflected in this Statement are based on 41,490,641.5761 shares of Common Stock outstanding as of December 31, 2022 based on information received from the Issuer

This filing of this Statement shall not be construed as an admission that any of the Reporting Persons are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, a "group" or the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable.
Item 8.	Identification and Classification of Members of the Group.
Not Applicable.
Item 9.	Notice of Dissolution of Group.

Not Applicable.
Item 10.	Certification.
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023

VARAGON CAPITAL PARTNERS, L.P.

By:	/s/ Walter J. Owens
Name: Walter J. Owens
Title: Chief Executive Officer

VARAGON PROFESSIONALS FUND, L.P.

By:	Varagon Capital Partners, L.P., its investment adviser
By:	/s/ Walter J. Owens
Name: Walter J. Owens
Title: Chief Executive Officer

VCBD FEEDER I, LLC

By:	Varagon Capital Partners, L.P., its investment adviser
By:	/s/ Walter J. Owens
Name: Walter J. Owens
Title: Chief Executive Officer

VCBD FEEDER II, LLC

By:	Varagon Capital Partners, L.P., its investment adviser
By:	/s/ Walter J. Owens
Name: Walter J. Owens
Title: Chief Executive Officer

VCC PROFESSIONALS FUND, L.P.

By:	Varagon Capital Partners, L.P., its investment adviser
By:	/s/ Walter J. Owens
Name: Walter J. Owens
Title: Chief Executive Officer

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.01 per share, of Varagon Capital Corporation(this “Agreement”), is being filed, and all amendments thereto will be filed byVaragon Capital Partners, L.P, as the designated filer, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

VARAGON CAPITAL PARTNERS, L.P.

By:	/s/ Walter J. Owens
Name: Walter J. Owens
Title: Chief Executive Officer

VARAGON PROFESSIONALS FUND, L.P.

By:	Varagon Capital Partners, L.P., its investment adviser
By:	/s/ Walter J. Owens
Name: Walter J. Owens
Title: Chief Executive Officer

VCBD FEEDER I, LLC

By:	Varagon Capital Partners, L.P., its investment adviser
By:	/s/ Walter J. Owens
Name: Walter J. Owens
Title: Chief Executive Officer

VCBD FEEDER II, LLC

By:	Varagon Capital Partners, L.P., its investment adviser
By:	/s/ Walter J. Owens
Name: Walter J. Owens
Title: Chief Executive Officer

VCC PROFESSIONALS FUND, L.P.

By:	Varagon Capital Partners, L.P., its investment adviser
By:	/s/ Walter J. Owens
Name: Walter J. Owens
Title: Chief Executive Officer